UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number  033-146744
NOTIFICATION OF LATE FILING

(Check one:)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Santeon Group, Inc.
Full Name of Registrant

Former Name if Applicable

11720 Plaza America Drive, Suite 150
Address of Principal Executive Office (Street and Number)

Reston,VA 20190
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The Registrant is in the process of preparing and having audited by its independent registered accounting firm of its consolidated financial statements as at December 31, 2011 and for the fiscal year then ended. The process of compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2011 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by March 31, 2012 without incurring undue hardship and expense. This has also caused a delay in compilation and dissemination of the information required to be included in its Quarterly Reports on Forms 10-Q for the three months ended March 31, 2011, June 30, 2011, September 30, 2011, March 31, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2011. The Registrant undertakes the responsibility to file such annual and quarterly reports as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ash Rofail	(703)	970-9200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

   Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2011, Quarterly Report on Form 10-Q for the three months ended June 30, 2011, Quarterly Report on Form 10-Q for the three months ended September 30, 2011, Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐   Yes    ☐   No   See Below:

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As of the date of this filing, the registrant is not able to anticipate whether or not there will be any significant change in results of operations as the registered independent auditor has not had the opportunity to review all of the financial information to make this determination.

Santeon Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2012	By	/s/ Ash Rofail
Ash Rofail Chairman & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.